CapSource, Inc.

2009 E. Windmill Lane

Las Vegas, NV 89123

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	CapSource Fund I, LLP Request for Withdrawal of Registration Statement on Form S-11 (Form RW) File No. 333-182002

Ladies and Gentlemen:

CapSource Fund I, LLP a Nevada limited liability partnership (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-182002), which was filed with the Securities and Exchange Commission (the “Commission”) on October 1, 2012, together with all exhibits thereto (collectively, the “Registration Statement”).

Pursuant to a conversation with the Commission and our legal counsel, the Company has been requested by the Commission to withdraw the Registration Statement.

The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

The Company confirms that no securities included in the Registration Statement have been or will be distributed, issued or sold pursuant to the Registration Statement. Furthermore, there was no circulation of the Registration Statement as the Registration Statement was not declared effective by the Commission.

Very truly yours,

By:	/s/ Stephen Byrne
Stephen Byrne Chief Executive Officer